NYSE
AN ICE EXCHANGE

March 28, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Starry Group Holdings, Inc., under the Exchange Act of 1934:

- Class A common stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable to purchase 1.2415 shares of Class A common stock at an exercise price of $11.50 per 1.2415 shares of Class A common stock

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com